Exhibit 99.5

Imperial Tobacco will hold a presentation for analysts updating on trading and regulatory matters later today. At this presentation, Gareth Davis, Chief Executive, will confirm that Imperial Tobacco Group’s overall performance for the financial year to 30 September 2007 remains fully in line with management’s expectations.

In the UK, we have continued to deliver strong results, with growth in our annual average cigarette market share to 46.0 per cent in February 2007 (September 2006: 45.5 per cent), reflecting good performances from Lambert & Butler and Windsor Blue. Duty paid cigarette market volumes have fallen by a modest 1 per cent in the first five months but we expect a decline to a more normal level of around 3 per cent in the year to September 2007, following the introduction of bans on smoking in public places in Wales, Northern Ireland and England in the next few months.

In Germany, the total white stick market has declined by 5 per cent in the five months to February largely as a result of an increase in cross-border trade following the change in the taxation of Singles from fine cut tobacco to cigarette. The market is changing, with many former Singles consumers migrating to both factory made cigarettes and other tobacco products. We have performed well, growing our cigarette volumes by 8 per cent over the same period and increasing our annual average cigarette market share to 21.0 per cent in February (September 2006: 20.7 per cent), reflecting the excellent performance of JPS. In fine cut tobacco, our volumes have also benefited from the Singles migration, including West and JPS Single tobaccos which are performing above expectations. In addition, we have recently launched West Quickies XL with encouraging initial indications.

The Rest of Western Europe region has seen an improvement in the pricing environment in a number of markets since September 2006, including in Spain, The Netherlands, Greece & Italy. We have further grown our cigarette share in most of our markets in the region, although our results continue to be impacted by declines in travel retail sales.

In the Rest of the World region, we have made positive progress with regional volumes growing by 6 per cent over the first five months of this financial year. This builds on our excellent results of last year, with share gains across the region. In addition, we have progressed a number of projects in the last few months, particularly in the Americas and Asia.

In February, we announced the agreed acquisition of Commonwealth Brands in the United States for $1.9 billion (£974 million). The members of the Employee Stock Ownership Plan, the sole shareholder, voted overwhelmingly in favour of the deal and approval has been granted under the Hart Scott Rodino Act. We continue to finalise our plans for the launch of additional brands in the US and, following MSA approval, we are targeting around £50 million additional profit in the US in 2009.

Following the acquisition of the worldwide Davidoff cigarette trademark last August, we continue to develop this key brand and are very pleased with progress to date. In February we launched Davidoff in Mexico, and we have also signed a distribution agreement with RBH in Canada from April.

In Taiwan, we have recently completed negotiations with the Ministry of Finance to build a factory in the north-west of the island at a cost of around £45 million. Construction is expected to begin in the next few months with completion by the end of 2008. Initially, annual production will be around 6 billion cigarettes, broadly equivalent to our current market share of 11.5 per cent, but the factory will have primary capacity for 15 billion cigarettes. We expect annual savings of £20 million in our financial year to September 2010 from a reduction in overall supply chain costs and an improvement in operational efficiencies.

As always, we continue to seek opportunities to improve our cost efficiency in manufacturing and we are targeting to deliver additional cost savings of around £30 million per annum over the next few years. The closures of our factories in Lahr and Liverpool, which we announced last year, will be completed on schedule by the end of this month.

In respect of taxation, we have progressed a number of initiatives, including those associated with the Commonwealth Brands acquisition, which should reduce our underlying Group tax rate to around 25 per cent for the years ending September 2007 and 2008, with further reductions possible thereafter.

Our strategy continues to be to create shareholder value by growing both organically and through acquisitions. Our focus on top line growth, cost efficiency and effective cash utilisation gives us confidence in delivering another record performance in 2007.

The trading update presentation will begin at 12.00pm (GMT). A copy of the presentation and script will be available on the corporate website www.imperial-tobacco.com at the same time. The presentation will be webcast live via www.imperial-tobacco.com and www.cantos.com

Interim results for the year ended 30 September 2007 will be announced on Tuesday 1 May 2007.

ENDS

ENQUIRIES

Alex Parsons	John Nelson-Smith
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Manager
Tel: +44 (0) 7967 467 241	Tel: +44 (0) 117 933 7032

Simon Evans	Garry Wilson
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Executive	Investor Relations Manager
Tel: +44 (0) 117 933 7375	Tel: +44 (0) 117 933 7082